UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number 000-53776

Man Sang International (B.V.I.) Limited

(Translation of registrant’s name into English)

Suite 2208, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2010	MAN SANG INTERNATIONAL (B.V.I.) LIMITED

	By	/s/ Cheng Chung Hing, Ricky
Cheng Chung Hing, Ricky
Chairman of the Board

EXHIBIT INDEX

Exhibit Number	Description
99.1	Unaudited Condensed Consolidated Income Statement of Man Sang International (B.V.I.) Limited (the “Company”) for the Nine Months Ended December 31, 2009 and 2008; Unaudited Condensed Consolidated Statement of Comprehensive Income of the Company for the Nine Months Ended December 31, 2009 and 2008; and Unaudited Condensed Consolidated Statement of Financial Position of the Company as of December 31, 2009 and March 31, 2009.